UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2003

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.       Yes☐ No ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated August 4, 2003, announcing that Camtek introduction of the “Falcon”, a fast-automated optical inspection system.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit Executive Vice President and Chief Financial Officer

Dated: August 4, 2003

Exhibit 99.1

FOR IMMEDIATE RELEASE

August 4, 2003

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308      +972-4-604 8300 (fax)
mosheamit@camtek.co.il

CAMTEK INTRODUCES THE FALCON,
A FAST AUTOMATED OPTICAL INSPECTION SYSTEM
FOR FINISHED SEMICONDUCTOR WAFERS

MIGDAL HAEMEK, Israel - August 4, 2003 - Camtek Ltd. (NASDAQ: CAMT) a developer and supplier of intelligent optical inspection systems, today announced the introduction of its new automated system for optical inspection of semiconductor wafers in their final manufacturing stages – the FALCON. The Falcon, which was first demonstrated at the Semicon West 2003 show in San Jose, offers synergistic surface inspection and 3-D metrology for wafers up to 300 mm in diameter. Camtek plans to install the first systems in the fourth quarter of 2003.
“Known Good Die (KGD) is a prerequisite for packaging yield, and is getting even more critical in high density and 3-D packaging”, said Rafi Amit, Camtek’s CEO. “Automated Optical Inspection is quickly becoming an important tool for achieving KGD. The Falcon brings a new level of inspection capabilities to support enhanced yields and lower packaging costs”.

ABOUT CAMTEK’S FALCON

Built upon Camtek’s experience of over 10 years in developing intelligent optical inspection systems, the Falcon targets wafer-level in-line inspection at the FAB end-of-line, bumping and packaging facilities.
On-the-fly scanning detects surface defects from micron to macro-levels, as well as multiple, missing or misplaced probe marks, bump size and placement deviations. Two available sensor types provide fast and high precision height measurement for comprehensive bump height, volume and co-planarity analysis. Off-line setup and review features maximize utilization.

ABOUT CAMTEK

Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective, intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit board, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia.

This press release is available at www.camtek.co.il

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.